SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1 )*

ViewRay, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92672L107

(CUSIP Number)

Brad Nelson

191 University Blvd, Suite 246

Denver, Colorado 80206

(239) 970-4085

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Farhad Fred Ebrahimi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 17,482,838 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 17,482,838 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,482,838 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.53%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAMES OF REPORTING PERSONS Mary Wilkie Ebrahimi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 17,482,838 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 17,482,838 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,482,838 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.53%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Schedule 13D

This Amendment No. 1 to Schedule 13D amends the Schedule 13D filed on April 27, 2023.

ITEM 1.	SECURITY AND ISSUER.

This statement relates to the common stock, $0.01 par value per share, of ViewRay, Inc., a corporation organized under the laws of the State of Delaware, with its principal executive offices at 1099 18th Street, Suite 3000, Denver, CO 80202.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This statement is being filed by Farhad Fred Ebrahimi and Mary Wilkie Ebrahimi (the “Reporting Persons”).

(b) 191 University Blvd, Suite 246, Denver, Colorado 80206.

(c) Farhad Fred Ebrahimi is a private investor, and Mary Wilkie Ebrahimi is not employed.

(d) Neither of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become (or remain) subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law, or finding any violation with respect to such laws.

(f) United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Persons paid $4,589,811 from personal funds to acquire the Common Stock.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired shares of Common Stock in accordance with the Terms of certain PUT options that required the Reporting Persons to purchase the shares upon the occurrence of certain conditions that were not within the Reporting Persons’ control.

The Reporting Persons have PUT options that could result in the acquisition of 2,487,300 additional shares.

The Reporting Persons may make additional sales or purchases of Common Stock or other securities of the Issuer, either in the open market or in private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Common Stock or other securities, other opportunities available to them, general economic conditions, money and stock market conditions, and other future developments.

Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

The Reporting Persons reserve the right, subject to applicable law, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in (a) through (j) above, or formulate and implement plans or proposals with respect to any of the foregoing.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) Farhad Fred Ebrahimi and Mary Wilkie Ebrahimi jointly hold 17,482,838 of the Issuer’s Common Stock. Based on the number of shares reported as outstanding in the Issuer’s 10-Q, filed with the Securities Exchange Commission on May 11, 2023, this represents 9.53% of the outstanding Common Stock of the Issuer.

(b) Number of shares as to which Farhad Fred Ebrahimi and Mary Wilkie Ebrahimi have:

(i) sole power to vote or to direct the vote: 0 shares

(ii) shared power to vote or to direct the vote: 17,482,838 shares

(iii) sole power to dispose or to direct the disposition of: 0 shares

(iv) shared power to vote or to direct the vote: 17,482,838 shares

(c) The following transactions have been effected by the Reporting Persons in the last 60 days or since their last 13D:

Date of Transaction	Type of Transaction	Quantity	Price per Share (in US Dollars) [1]
4/25/2023	Purchase of Common Stock	1,800	$1.75
4/26/2023	Purchase of Common Stock	7,100	$3.10
5/11/2023	Purchase of Common Stock	37,100	$3.14	(A)
5/11/2023	Purchase of Common Stock	5,200	$1.37	(B)
5/12/2023	Purchase of Common Stock	100	$1.35
5/17/2023	Purchase of Common Stock	175,000	$1.25
5/19/2023	Purchase of Common Stock	2,600	$1.60
5/23/2023	Purchase of Common Stock	490,500	$1.38	(C)
5/24/2023	Purchase of Common Stock	334,700	$1.30
5/24/2023	Purchase of Common Stock	27,700	$4.00
5/25/2023	Purchase of Common Stock	212,400	$1.42	(D)
5/26/2023	Purchase of Common Stock	40,000	$1.30
5/31/2023	Purchase of Common Stock	86,400	$1.30
5/31/2023	Purchase of Common Stock	308,600	$4.01	(E)
6/6/2023	Purchase of Common Stock	154,200	$1.30
6/16/2023	Purchase of Common Stock	82,400	$1.33	(F)
6/16/2023	Purchase of Common Stock	269,300	$3.65	(G)

Note 1: Price per share is reported except as noted below where multiple purchases were conducted on the same day within a one dollar price range, in which case the weighted average purchase price is reported. The Reporting Persons undertake to provide upon request by the staff full information regarding the number of shares purchased at each separate price.

(A)	– Price range $3.10 - $3.65
(B)	– Price range $1.25 - $1.75
(C)	– Price range $1.28 - $1.60
(D)	– Price range $1.25 - $1.60
(E)	– Price range $3.65 - $4.20
(F)	– Price range $1.30 - $1.75
(G)	– Price range $3.65 - $4.20

All of these transactions were effected by the Reporting Persons through Fidelity Investments’ online brokerage.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares beneficially owned by any of the Reporting Persons.

(e) Not applicable

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The following PUT options are outstanding that may be exercised by the purchasers. The obligations to buy are subject to conditions which have not occurred and are beyond the Reporting Persons’ control.

Expiration Date	Type of Transaction	Quantity	Strike Price
01/19/2024	Obligation to buy	117,600	$3.50
01/19/2024	Obligation to buy	120,300	$4.00
01/19/2024	Obligation to buy	227,400	$4.00
01/19/2024	Obligation to buy	290,500	$1.50
01/19/2024	Obligation to buy	267,800	$4.00
01/19/2024	Obligation to buy	299,900	$1.50
01/19/2024	Obligation to buy	44,700	$2.00
01/19/2024	Obligation to buy	187,300	$3.50
01/19/2024	Obligation to buy	142,200	$4.00
01/19/2024	Obligation to buy	2,000	$4.50
01/17/2025	Obligation to buy	787,600	$1.50

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A - Power of Attorney

Exhibit B - Power of Attorney

Exhibit C - Agreement regarding filing of joint Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2023

By:	/s/ Farhad Fred Ebrahimi*
Name:	Farhad Fred Ebrahimi

By:	/s/ Mary Wilkie Ebrahimi**
Name:	Mary Wilkie Ebrahimi

*By	/s/ Brad Nelson
Brad Nelson as Attorney-in-Fact

**By:	/s/ Brad Nelson
Brad Nelson as Attorney-in-Fact

*	This Schedule 13D was executed by Brad Nelson pursuant to a Power of Attorney referenced in Exhibit A.
**	This Schedule 13D was executed by Brad Nelson pursuant to a Power of Attorney referenced in Exhibit B.

EXHIBIT INDEX

Exhibit A -	Power of Attorney incorporated by reference to Exhibit A to the Schedule 13D filed on April 27, 2023.

Exhibit B -	Power of Attorney incorporated by reference to Exhibit B to the Schedule 13D filed on April 27 2023.

Exhibit C -	Agreement regarding filing of joint Schedule 13D incorporated by reference to Exhibit C to the Schedule 13D filed on April 27, 2023.